January 8, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-7010

Attention:  Ms. Sandy Eisen, Accounting Examiner

Re:	XTO Energy Inc. Form 10-K for the Fiscal Year Ended December 31, 2005 Forms 10-Q for the Quarterly Periods Ended March 31, 2006, June 30, 2006 and September 30, 2006 File No. 001-10662

Dear Ms. Eisen:

    The following is a summary of your telephonic comments communicated to Mr. Bennie G. Kniffen, Senior Vice President and Controller, on December 21, 2006, and our responses thereto.

Forms 10-Q for the Quarterly Periods Ended March 31, 2006, June 30, 2006, and September 30, 2006

Item 4.  Controls and Procedures

1.
The Company’s Item 4 disclosure includes the following sentence:

“Based upon this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures are functioning effectively to ensure that information required to be disclosed in reports filed with the Securities and Exchange Commission is recorded, processed, summarized and reported within the periods required and that this information is accumulated and communicated to allow timely decisions regarding required disclosures.”

This disclosure should state that the controls are “effective,” as opposed to “functioning effectively” or “operating effectively.” Please represent to the SEC that controls and procedures were effective as of the end of the period covered by each of the Quarterly Reports on Form 10-Q and change this disclosure in future filings.

United States Securities and Exchange Commission

January 8, 2007

Response:

For each of our 2006 Quarterly Reports on Form 10-Q, we hereby represent to the SEC:

As of the end of the period covered by the report, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed with the Securities and Exchange Commission is recorded, processed, summarized and reported within the periods required and that this information is accumulated and communicated to allow timely decisions regarding required disclosures.

We propose to use the above wording in our Item 4 disclosures in future filings.

Form 10-K for the Fiscal Year Ended December 31, 2005 and Forms 10-Q for the Quarterly Periods Ended March 31, 2006; June 30, 2006; and September 30, 2006

Exhibits 31.1 and 31.2 - Section 302 Certifications

2.
The introduction line to the certifications does not conform to the language specified in regulation §229.601(b)(31)(i) Rule 13a-14(a) / 15d-14(a) Certifications. The introduction should only state the signatory’s name, excluding his title and the company name. Please revise this wording in future filings.

Response:

We propose to exclude the signatory’s title and the company name in the introduction line of Section 302 Certifications in future filings.

* * *

We hereby acknowledge that:
  the Company is responsible for the adequacy and accuracy of the disclosures in its filings;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have questions or need further information.

Very truly yours,

      /s/ LOUIS G. BALDWIN

Louis G. Baldwin

Executive Vice President

and Chief Financial Officer